FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated November 20, 2012 of Diana Shipping Inc. (the “Company") announcing the Company’s results for the third quarter and nine months ended September 30, 2012 and announcing the delivery of the m/v "Polymnia" and the entry into time charter contracts for the m/v "Polymnia" and m/v "Arethusa."

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 20, 2012	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2012

ANNOUNCES DELIVERY OF THE POST-PANAMAX DRY BULK CARRIER M/V POLYMNIA
AND ENTRY INTO TIME CHARTER CONTRACT

ANNOUNCES TIME CHARTER CONTRACT FOR THE M/V ARETHUSA

ATHENS, GREECE, November 20, 2012 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the ownership and operation of dry bulk vessels, today reported net income of $12.3 million for the third quarter of 2012, compared to net income of $26.4 million reported in the third quarter of 2011.

Time charter revenues were $56.2 million for the third quarter of 2012, compared to $64.2 million for the same period of 2011, mainly due to reduced time charter rates. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the addition to the Company's fleet of the vessels Leto delivered in January 2012, Los Angeles delivered in February 2012, Philadelphia and Melia delivered in May 2012, and Amphitrite delivered in August 2012.

Net income to Diana Shipping Inc. for the nine months ended September 30, 2012 amounted to $49.6 million, compared to net income of $87.3 million for the same period of 2011. Time charter revenues were $171.4 million for the nine months ended September 30, 2012, compared to $198.3 million for 2011.

Delivery of the m/v Polymnia and Entry into Time Charter Contract

In addition, the Company also announced that, through a separate wholly-owned subsidiary,  it has taken delivery today of the m/v "Polymnia", a 98,704 dwt newly built Post-Panamax dry bulk carrier that the Company entered into an agreement to purchase in October 2012.

The Company also announced that it has entered into a time charter contract with Sino East Transportation Ltd., Hong Kong, through the aforementioned subsidiary, for the newly delivered Polymnia at a gross charter rate of US$8,000 per day, minus a 5% commission paid to third parties, for a period of about forty-five (45) to fifty-five (55) days. The charter is expected to commence tomorrow, November 21, 2012.

Time Charter Contract for the m/v Arethusa

The Company also announced that it has entered into a time charter contract with Cargill International S.A., Geneva, through a separate wholly-owned subsidiary, for one of its Panamax dry bulk carriers, the m/v "Arethusa", at a gross charter rate of US$7,300 per day, minus a 5% commission paid to third parties, for a period of minimum eighteen (18) months to maximum twenty-four (24) months. The charter is expected to commence on November 23, 2012.

This employment is anticipated to generate approximately US$3.9 million of gross revenue for the minimum scheduled period of the charter.

The Arethusa is a 73,593 dwt Panamax dry bulk vessel built in 2007.

Including the newly-delivered m/v Polymnia, Diana Shipping Inc.'s fleet currently consists of 30 dry bulk carriers (17 Panamax, 3 Post-Panamax, 8 Capesize and 2 Newcastlemax), as well as 2 new-building Ice Class Panamax vessels expected to be delivered to the Company during the fourth quarter of 2013. As of today, the combined carrying capacity of our current fleet, excluding the two vessels not yet delivered, is approximately 3.4 million dwt with a weighted average age of 5.9 years.  A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

Fleet Employment Profile (As of November 20, 2012)
Currently Diana Shipping Inc.'s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	CORONIS	C	$10,600	5.00%	EDF Trading Limited, London	12-Mar-12	27-Nov-13 - 27-Jun-14
	2006 74,381

2	ERATO	C	$12,200	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	26-Nov-11	26-Dec-12 - 10-Apr-13
	2004 74,444

3	ARETHUSA	B	$9,250	5.00%	DS Norden A/S, Copenhagen	17-May-12	22-Nov-12	1
			$7,300	5.00%	Cargill International S.A., Geneva	23-Nov-12	23-May-14 - 23-Nov-14
	2007 73,593

4	NAIAS	B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	2-Sep-12
			$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	2-Sep-12	2-Feb-14 - 2-Aug-14
	2006 73,546

5	CLIO	B	$10,750	5.00%	Cargill International S.A., Geneva	22-Feb-12	22-Aug-13 - 22-Feb-14
	2005 73,691

6	CALIPSO	B	$12,250	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	11-Oct-11	11-Aug-13 - 11-Dec-13
	2005 73,691

7	PROTEFS	B	$11,750	4.75%	Cargill International S.A., Geneva	6-Aug-11	2-Sep-12	2
	2004 73,630		$9,000	5.00%		14-Sep-12	14-Sep-14 - 14-Feb-15

8	THETIS	B	$10,500	5.00%	EDF Trading Limited, London	22-Feb-12	22-Aug-13 - 22-Jun-14	3
	2004 73,583

9	DIONE	A	$20,500	5.00%	Louis Dreyfus Commodities Suisse S.A., Geneva	26-Sep-10	19-Jul-12
			$9,700	5.00%	EDF Trading Limited, London	19-Jul-12	19-Jul-14 - 19-Dec-14	4
	2001 75,172

10	DANAE	A	$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	18-Mar-13 - 18-May-13	5
	2001 75,106
11	OCEANIS	A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart BJ), Beijing	17-Sep-10	14-Aug-12	6
			$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	14-Aug-12	14-Jan-14 - 14-Jul-14
	2001 75,211

12	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	7
	2001 75,336

13	ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	19-Nov-12	8,9,10
	2001 75,247

14	NIREFS	A	$12,250	5.00%	Morgan Stanley Capital Group Inc.	18-Dec-11	18-Jan-13 - 18-Apr-13	11,12
	2001 75,311

15	MELIA	G	$10,900	5.00%	STX Panocean Co., Ltd., Seoul	2-May-12	2-Apr-13 - 2-Jul-13
	2005 76,225

16	MELITE	G	$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	1-Jan-13 - 1-Mar-13
	2004 76,436

17	LETO		$12,900	5.00%	EDF Trading Limited, London	17-Jan-12	17-Jan-14 - 17-Nov-14
	2010 81,297

	Post-Panamax Bulk Carriers

18	ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	24-Oct-12	13
	2010 93,193		$6,250	5.00%	Oldendorff GmbH Co., KG, Luebeck	1-Nov-12	6-Dec-12 - 16-Dec-12	14
19	AMPHITRITE		$10,000	5,00%	Bunge S.A., Geneva	15-Aug-12	31-May-14 - 30-Oct-14	15
	2012 98,697
20	POLYMNIA		$8,000	5.00%	Sino East Transportation Ltd, Hong Kong	21-Nov-12	5-Jan-13 - 15-Jan-13	16,17
	2012 98,704
	Capesize Bulk Carriers

21	NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13	18,19
	2002 164,218

22	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235

23	SALT LAKE CITY		$55,800	5.00%	Refined Success Limited	28-Sep-07	29-Jul-12	20,21
			$13,000	5.00%	Morgan Stanley Capital Group Inc.	11-Aug-12	11-Jun-14 - 11-Dec-14
	2005 171,810

24	SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	16-Feb-13 - 16-Jun-13	22
	2006 174,186

25	SEMIRIO	D	$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	15-Mar-13 - 14-Aug-13
	2007 174,261

26	BOSTON	D	$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	29-Aug-13 - 29-Dec-13	23
	2007 177,828

27	HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	24
	2009 177,729

28	NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773

	Newcastlemax Bulk Carriers

29	LOS ANGELES	E	$18,000	5.00%	EDF Trading Limited, London	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104

30	PHILADELPHIA	E	$18,000	5.00%	EDF Trading Limited, London	17-May-12	17-Jan-16 - 17-Jul-16	25
	2012 206,040
	Vessels Under Construction

31	HULL H2528	F	-	-	-	-	- - -	26
	2013 76,000

32	HULL H2529	F	-	-	-	-	- - -	26
	2013 76,000

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1	Estimated date.
2	Vessel off-hire for drydocking from September 2, 2012 to September 14, 2012.
3	Vessel off-hire from September 23, 2012 to October 3, 2012.
4
The previous charterers, Louis Dreyfus Commodities Suisse S.A., Geneva, have agreed to compensate the owners for the early redelivery by paying US$ 11,875 gross per day, minus 5% commission paid to third parties, starting from the date of redelivery to owners, on July 19, 2012, to the minimum agreed redelivery date, July 26, 2012.

5	Vessel off-hire for unscheduled maintenance from May 5, 2012 to May 9, 2012.
6
The previous charterers, China National Chartering Co. Ltd (Sinochart BJ), Beijing have agreed to compensate the owners for the early redelivery of the vessel on August 14, 2012 till the minimum agreed redelivery date, August 17, 2012.

7	Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
8	Vessel off-hire from July 28, 2012 to July 30, 2012.
9
The previous charterers, Cargill International S.A., Geneva, have agreed to compensate the owners for the early redelivery of the vessel on November 19, 2012  till the minimum agreed redelivery date, November 21, 2012.

10	Vessel currently undergoing scheduled maintenance.
11	Vessel off-hire for drydocking from September 26, 2012 to October 15, 2012.
12	Vessel currently off-hire for unscheduled maintenance.
13	Vessel drydocked from October 24, 2012 to November 1, 2012.
14	Redelivery dates based on an estimated voyage duration of about 35-45 days.
15
The charterer has the option to employ the vessel for a further 11 to 14 month period at a gross charter rate of $11,300 per day. The optional period, if exercised, must be declared on or before the end of the 21st month of employment and will only commence at the end of the 24th month.

16	Estimated date of delivery to the charterers.
17	Redelivery dates based on an estimated voyage duration of about 45-55 days.
18	Since September 2010 charterer's name has changed to Tata Steel UK, Limited.
19	Vessel off-hire for drydocking from September 8, 2012 to September 17, 2012.
20
The previous charterers, Refined Success Limited, have agreed to compensate the owners for the early redelivery by paying US$ 1,540,132.71 gross, minus 3.75% commission paid to third parties, for the period starting from the date of redelivery to owners, on July 29, 2012, to the minimum agreed redelivery date, August 28, 2012.

21	Vessel drydocked from July 29, 2012 till August 11, 2012.
22	Since October 25, 2012 charterers have changed to BHP Billiton Singapore Pte Ltd.
23
Morgan Stanley Capital Group Inc. has the option to employ the vessel for a further minimum eleven (11) to a maximum thirteen (13) month period at a gross rate of US$15,000 per day starting twenty-four (24) months after delivery of the vessel to the charterer.

24	Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Group Co.
25	Vessel off-hire for unscheduled maintenance from June 1, 2012 to June 5, 2012.
26	Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data
	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues	$56,220	$64,248	$171,405	$198,299
Voyage expenses	1,090	3,105	6,191	8,666
Vessel operating expenses	16,950	14,065	46,977	40,507
Net income attributed to Diana Shipping Inc.	12,285	26,443	49,623	87,256
FLEET DATA
Average number of vessels	28.5	23.9	27.0	23.4
Number of vessels	29.0	24.0	29.0	24.0
Weighted average age of vessels (in years)	5.9	6.1	5.9	6.1
Ownership days	2,624	2,202	7,409	6,401
Available days	2,584	2,187	7,323	6,318
Operating days	2,567	2,181	7,290	6,279
Fleet utilization	99.3%	99.7%	99.5%	99.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$21,335	$27,957	$22,561	$30,015
Daily vessel operating expenses (2)	$6,460	$6,387	$6,341	$6,328

__________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, November 20, 2012.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com.  A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 401891.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through the ownership and operation of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011

REVENUES:
Time charter revenues	$56,220	$64,248	$171,405	$198,299
Other revenues	614	352	1,800	753
EXPENSES:
Voyage expenses	1,090	3,105	6,191	8,666
Vessel operating expenses	16,950	14,065	46,977	40,507
Depreciation and amortization of deferred charges	15,993	14,105	45,908	41,169
General and administrative expenses	6,222	6,099	18,904	18,849
Foreign currency gains	(338)	(145)	(1,110)	(343)
Operating income	16,917	27,371	56,335	90,204
OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,165)	(1,212)	(5,564)	(3,670)
Interest income	291	258	1,186	697
Loss from derivative instruments	(276)	(381)	(516)	(955)
Income / (loss) from investment in Diana Containerships Inc.	(2,482)	407	(1,818)	978
Total other expenses, net	(4,632)	(928)	(6,712)	(2,950)
Net Income	$12,285	$26,443	$49,623	$87,254

Loss assumed by non-controlling interests	-	-	-	2
Net income attributed to Diana Shipping Inc.	12,285	26,443	49,623	87,256

Earnings per common share, basic and diluted	$0.15	$0.33	$0.61	$1.08

Weighted average number of common shares, basic	80,931,326	81,089,446	81,182,564	81,048,635

Weighted average number of common shares, diluted	80,931,326	81,143,058	81,182,564	81,079,457

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Net income	$12,285	$26,443	49,623	87,254

Comprehensive loss assumed by non-controlling interests	-	-	-	2

Comprehensive income attributed to Diana Shipping Inc.	$12,285	$26,443	49,623	87,256

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(in thousands of US Dollars)

	September 30, 2012	December 31, 2011
ASSETS

Cash and cash equivalents	$452,454	$416,674
Other current assets	16,990	16,017
Advances for vessels under construction and acquisitions and other vessel costs	8,772	63,440
Vessels' net book value	1,201,524	1,046,719
Other fixed assets, net	22,319	21,659
Investments	25,690	29,842
Other non-current assets	6,436	10,120
Total assets	$1,734,185	$1,604,471

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$58,032	$48,095
Long-term debt, net of current portion and of deferred financing costs	413,662	345,638
Other non-current liabilities	2,137	1,860
Total stockholders' equity	1,260,354	1,208,878
Total liabilities and stockholders' equity	$1,734,185	$1,604,471

OTHER FINANCIAL DATA
	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$29,519	$39,458	$97,552	$120,523
Net Cash used in Investing Activities	(24,372)	(33,259)	(141,665)	(80,815)
Net Cash provided by / (used in) Financing Activities	(4,169)	13,455	79,893	10,145